

June 10, 2010

Mr. Gary T. Krenek
Chief Financial Officer and Senior Vice President
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, TX 77094

   Re: **Diamond Offshore Drilling, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed February 23, 2010
      Schedule 14A
      Filed March 31, 2010
      Response Letter Dated May 20, 2010
      File No. 1-13926

Dear Mr. Krenek:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Our business involves numerous operating hazards…, page 11.

1. We note your response to our prior comment 2. Please provide supplementally, with a view toward possible future disclosure, the dollar limit on your liability insurance policy for pollution and environmental risks.

Mr. Gary T. Krenek
Diamond Offshore Drilling, Inc.
June 10, 2010
Page 2

Schedule 14A

General

2.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
        necessary and describe the process you undertook to reach that conclusion.

Director Compensation, page 11

3.   We note that the Chairman of the Board receives a significantly higher number of SARs
        in accordance with the terms of your stock option plan. Please state the reason you have
        decided to give Mr. Tisch 15 times the number of SARs your directors receive. See Item
        402(k)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any
other questions.

                                                Sincerely,

                                                Anne Nguyen Parker
                                                Branch Chief